Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

October 13, 2005

3.

News Release

October 14, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. (the “Corporation”) announced today that it has completed the closing of a private placement, subject to regulatory approval, raising gross proceeds of $271,625.

Dr. Kenneth W. Powell, President of the Corporation, subscribed for 937,916 Units under the private placement.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation”) announced today that it has completed the closing of a private placement, subject to regulatory approval, raising gross proceeds of $271,625.  The proceeds from the placement will be used to enhance marketing and training programs, software development and working capital.  The Corporation issued 1,509,026 Units at $0.18 Cdn ($0.15 USD) per Unit.  Each Unit consisted of one Common Share and one-half of one Warrant, with each whole Warrant exercisable into one Common Share at $0.30 Cdn ($0.25 USD) per share, and expiring two years from the date of closing.  The securities issued under the private placement are subject to a four-month hold period.  Subsequent to this private placement, the Corporation will have 22,696,399 Common Shares issued and outstanding.

Dr. Kenneth W. Powell, President of the Corporation, subscribed for 937,916 Units under the private placement.  As a result, Mr. Powell now holds 4,203,749 (18.5%) of the Common Shares, options to acquire 520,000 Common Shares, and Warrants entitling the holder to acquire 2,168,958 Common Shares on exercise of the Warrants

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-930-7072

9.

Date of Report

October 17, 2005